Elizabeth F. Chen

Partner

DIRECT TEL: 212-326-0199

DIRECT FAX: 212-798-6366

echen@pryorcashman.com

July 22, 2013

VIA EDGAR

Nicholas P. Panos, Esq.
Senior Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Forlink Software Corporation, Inc.
Amendment No. 1 to Schedule 13E-3
Filed July 3, 2013
File No. 005-62303
Amendment No. 1 to Schedule 14C
Filed July 3, 2013
File No. 000-18731

Dear Mr. Panos:

On behalf of Forlink Software Corporation, Inc., a Nevada corporation (the “Company”), Mr. Yi He and Mr. Hongkeung Lam (each, the “Filing Person”, collectively, the “Filing Persons”), in connection with the response letter dated July 22, 2013 (the “Response Letter”) to the comment letter dated July 18, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the subject filings, we hereby confirm that the Filing Persons will comply with Rule 14c-5(e) of the Securities Exchange Act of 1934, as amended, when they file the Definitive Information Statement on Schedule 14C, which will be marked to indicate clearly and precisely the proposed disclosure contained in the Response Letter and any additional information as may be required by the Staff.

Should there be any further comments and questions, feel free to contact me at (212)-326-0199.

Very truly yours,

/s/ Elizabeth Fei Chen

Elizabeth Fei Chen